                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                          HCC INSURANCE HOLDINGS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   404 132 102
           --------------------------------------------------------
                                 (CUSIP Number)

                                 STEPHEN L. WAY
                             13403 NORTHWEST FREEWAY
                            HOUSTON, TEXAS 77040-6094
                                 (713) 690-7300
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 WITH COPIES TO:

                              CHRISTOPHER L. MARTIN
                       VICE PRESIDENT AND GENERAL COUNSEL
                          HCC INSURANCE HOLDINGS, INC.
                             13403 NORTHWEST FREEWAY
                            HOUSTON, TEXAS 77040-6094
                                 (713) 690-7300

                                FEBRUARY 14, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404 132 02                                         Page 1 of 6 Pages

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-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     Stephen L. Way
     ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                     (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
                              (7) SOLE VOTING POWER
     NUMBER OF                    4,933,519
      SHARES                 --------------------------------------------------
   BENEFICIALLY               (8) SHARED VOTING POWER
     OWNED BY                     0
      EACH                   --------------------------------------------------
    REPORTING                 (9) SOLE DISPOSITIVE POWER
      PERSON                      4,933,519
      WITH                   --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,933,519
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.92
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

This amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") filed by Stephen L. Way on February 11, 1999. This amendment No. 1 to the
Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. It shall refer only to information which has materially changed since the filing of the Schedule 13D.


CUSIP No. 404 132 102                                              Page 2 of 6

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ITEM 1.       SECURITY AND ISSUER

              Unchanged.

ITEM 2.       IDENTITY AND BACKGROUND

              (A)   NAME.

                    Unchanged.

              (B)   BUSINESS ADDRESS.

                    Unchanged.

              (C)   PRESENT PRINCIPAL OCCUPATION.

                    Unchanged.

              (D)   CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

                    Unchanged.

              (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

                    Unchanged.

              (F)   CITIZENSHIP.

                    Unchanged.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Unchanged.

ITEM 4.       PURPOSE OF THE TRANSACTION

              Unchanged.


ITEM 5.       INTEREST IN THE SECURITIES OF THE ISSUER.

              (A) Item 5 (A) is hereby amended and restated as follows:

                  AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY
                  OWNED:

                  Mr. Way currently beneficially owns 4,933,519 shares (9.92%) of the HCC Common Stock. This amount includes 887,500 shares which he has a right to acquire upon the exercise of options within 60 days from the date hereof.


CUSIP No. 404 132 102                                              Page 3 of 6

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              (B) Item 5 (B) is hereby amended and restated as follows:

                  NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

                  SOLE POWER TO VOTE OR DIRECT THE VOTE:

                  4,933,519

                  SHARED POWER TO VOTE OR DIRECT THE VOTE:

                  Unchanged.

                  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                  4,933,519

                  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                  Unchanged.

              (C) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

                   Acquisitions
                   ------------
  Date         Number of Shares      Price Per Share               Transaction
  ----         ----------------      ---------------               -----------
12/15/99            35,400                $8.47          Exercise of derivative security
                                                         exempted pursuant to Rule 16b-3.

01/05/00            75,000              $12.0625         Acquisition of derivative security
                                                         exempted pursuant to Rule 16b-3.

01/05/00            600,000             $12.0625         Acquisition of derivative security
                                                         exempted pursuant to Rule 16b-3.


              (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF
                  DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

                  Unchanged.

              (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE
                  BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

                  Unchanged.


CUSIP No. 404 132 102                                              Page 4 of 6

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Unchanged.

ITEM 7.       EXHIBITS

              Unchanged.



                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]
                    [SIGNATURE APPEARS ON THE FOLLOWING PAGE]


CUSIP No. 404 132 102                                              Page 5 of 6

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                                  SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 15, 2000
                                       ----------------------------------------
                                                      (Date)

                                                /s/ Stephen L. Way
                                       ----------------------------------------
                                                   (Signature)









CUSIP No. 404 132 102                                              Page 6 of 6